

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2012

Via E-mail
Saul Backal
Chief Executive Officer
Meganet Corporation
2510 E. Sunset Rd. Unit 5-777
Las Vegas, NV 89120

> **Re:** **Meganet Corporation**
> **Amendment No. 4 to Form S-1**
> **Filed April 13, 2012**
> **File No. 333-176256**

Dear Mr. Backal:

We have reviewed your registration statement and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

1.   We note your response to comment one from our letter dated March 8, 2012. Given the materiality of the amount of sales in the pipeline to your business and recent operations, please revise your disclosure to incorporate your response. That is, disclose your CEO's travels and explain in more detail what you mean by the "implementation" of these orders and how they are imminent. With a view towards disclosure, discuss when you may book these sales as revenue and present the timelines mentioned in your response.

You may contact Claire Delabar, Staff Accountant, at 202-551-3349 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Gary R. Henrie, Esq.